UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2003

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Completion of Share Repurchase from SK Telecom for Holding

We hereby inform you that KT Corporation (the “Company” and NYSE symbol: KTC) has completed the purchase of its common shares from SK Telecom for holding as follows:

1.	Number of shares repurchased: 14,353,674 common shares.

2.	Total value of shares repurchased: approximately Won 730,602 million.

3.	Repurchase price: Won 50,900 per common share.

4.	Date of repurchase: January 10, 2003.

5.	Details of treasury shares after repurchase:

●	Number of treasury shares: 75,887,240 shares

●	Shareholding percentage: 25.85%

7.	Date of relevant disclosure: the Company previously filed related Form 6-K with the Securities and Exchange Commission on January 7, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 14, 2003

KT Corporation

By:	/s/ Joong-Soo Nam
Name: Joong-Soo Nam Title: Executive Vice President and Chief Financial Officer